UNITED STATES
                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

--------------------------------------------------------------------------------


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)*

                                 NCR CORPORATION
                                 ---------------
                                (Name of Issuer)


                     Common Stock, $0.01 par value per share
                     ---------------------------------------
                         (Title of Class of Securities)


                                    62886E108
                                    ---------
                                 (CUSIP Number)


                                December 31, 2007
                                -----------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                               [ ]   Rule 13d-1(b)

                               [X]   Rule 13d-1(c)

                               [ ]   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          Continued on following pages
                                Page 1 of 7 Pages

                                                               Page 2 of 7 Pages


.................................................................................
1.       Names of Reporting Persons.

         I.R.S. Identification Nos. of above persons (entities only).


         GLENVIEW CAPITAL MANAGEMENT, LLC
.................................................................................
2.       Check the Appropriate Box if a Member of a Group

         (a) [  ]

         (b) [  ]
.................................................................................
3.       SEC Use Only
.................................................................................
4.       Citizenship or Place of Organization

         Delaware
.................................................................................
                      5.       Sole Voting Power                  None
Number of             ..........................................................
Shares                6.       Shared Voting Power                9,231,987
Beneficially          ..........................................................
Owned by Each         7.       Sole Dispositive Power             None
Reporting             ..........................................................
Person With           8.       Shared Dispositive Power           9,231,987
.................................................................................
9.       Aggregate Amount Beneficially Owned by Each Reporting Person


         9,231,987
.................................................................................
10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)


         [  ]
.................................................................................
11.      Percent of Class Represented by Amount in Row (9)

         5.10% based on 181,000,000 shares outstanding as of October 31, 2007
.................................................................................
12.      Type of Reporting Person:

         OO

                                                               Page 3 of 7 Pages



.................................................................................
1.       Names of Reporting Persons.

         I.R.S. Identification Nos. of above persons (entities only).


         LAWRENCE M. ROBBINS
.................................................................................
2.       Check the Appropriate Box if a Member of a Group

         (a) [  ]

         (b) [  ]
.................................................................................
3.       SEC Use Only
.................................................................................
4.       Citizenship or Place of Organization

         United States of America
.................................................................................
                      5.       Sole Voting Power                  None
Number of             ..........................................................
Shares                6.       Shared Voting Power                9,231,987
Beneficially          ..........................................................
Owned by Each         7.       Sole Dispositive Power             None
Reporting             ..........................................................
Person With           8.       Shared Dispositive Power           9,231,987
.................................................................................
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         9,231,987
.................................................................................
10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)

         [  ]
.................................................................................
11.      Percent of Class Represented by Amount in Row (9)

         5.10% based on 181,000,000 shares outstanding as of October 31, 2007
.................................................................................
12.      Type of Reporting Person:

         IN

                                                               Page 4 of 7 Pages



Item 1(a).        Name of Issuer:

                  NCR Corporation (the "Issuer")

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  1700 S. Patterson Blvd., Corp. Policies WHQ-3, Dayton,
OH 45479.

Item 2(a).        Name of Person Filing

                  This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i) Glenview Capital Management, LLC ("Glenview Capital Management");

                  ii) Lawrence M. Robbins ("Mr. Robbins").

                  This Statement relates to Shares (as defined herein) held for the accounts of Glenview Capital Partners, L.P., a Delaware limited partnership ("Glenview Capital Partners"), Glenview Capital Master Fund, Ltd., a Cayman
Islands exempted company ("Glenview Capital Master Fund"), Glenview Institutional Partners, L.P., a Delaware limited partnership ("Glenview Institutional Partners"), GCM Little Arbor Master Fund, Ltd., a Cayman Islands exempted company ("GCM Little Arbor Master Fund"), GCM Little Arbor Institutional Partners, L.P., a Delaware limited partnership ("GCM Little Arbor Institutional Partners"), GCM Little Arbor Partners, L.P., a Delaware limited partnership ("GCM Little Arbor Partners"), Glenview Offshore Opportunity Master Fund, Ltd., a Cayman Islands exempted company ("Glenview Offshore Opportunity Master Fund"), GCM Opportunity Fund, L.P., a Delaware limited partnership ("GCM Opportunity Fund") and Glenview Capital Opportunity Fund, L.P., a Delaware limited partnership ("Glenview Capital Opportunity Fund").

                  Glenview Capital Management serves as investment manager to each of Glenview Capital Partners, Glenview Capital Master Fund, Glenview Institutional Partners, GCM Little Arbor Master Fund, GCM Little Arbor Institutional Partners, GCM Little Arbor Partners, Glenview Offshore Opportunity Master Fund, GCM Opportunity Fund and Glenview Capital Opportunity Fund. In such capacity, Glenview Capital Management may be deemed to have voting and dispositive power over the Shares held for such accounts. Mr. Robbins is the Chief Executive Officer of Glenview Capital Management.

                                                               Page 5 of 7 Pages



Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  The address of the principal business office of each of Glenview Capital Management and Mr. Robbins is 767 Fifth Avenue, 44th Floor, New York, New York 10153.

Item 2(c).        Citizenship:

                  i) Glenview Capital Management is a Delaware limited liability company;

                  ii) Mr. Robbins is a citizen of the United States of America.

Item 2(d).        Title of Class of Securities:

                  Common Stock (the "Shares")

Item 2(e).        CUSIP Number:

                  62886E108

Item 3. If This Statement is Filed Pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

                  This Item 3 is not applicable.

Item 4.           Ownership:

Item 4(a).        Amount Beneficially Owned:

                  As of December 31, 2007, each of Glenview Capital Management and Mr. Robbins may be deemed to be the beneficial owner of 9,231,987 Shares. This amount consists of: (A) 350,532 Shares held for the account of Glenview Capital Partners; (B) 5,102,766 Shares held for the account of Glenview Capital Master Fund; (C) 2,407,780 Shares held for the account of Glenview Institutional Partners; (D) 587,527 Shares held for the account of GCM Little Arbor Master Fund; (E) 105,879 Shares held for the account of GCM Little Arbor Institutional Partners; (F) 5,994 Shares held for the account of GCM Little Arbor Partners;
(G) 241,230 Shares held for the account of Glenview Offshore Opportunity Master Fund; (H) 14,600 Shares held for the account of GCM Opportunity Fund and (I) 415,679 Shares held for the account of Glenview Capital Opportunity Fund.

Item 4(b).        Percent of Class:

                  The number of Shares of which each of Glenview Capital Management and Mr. Robbins may be deemed to be the beneficial owner constitutes approximately 5.10% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recently-filed quarterly report on Form 10-Q, there were 181,000,000 Shares outstanding as of October 31, 2007).

                                                               Page 6 of 7 Pages





Item 4(c).        Number of Shares of which such person has:

Glenview Capital Management and Mr. Robbins:

(i) Sole power to vote or direct the vote:                                     0

(ii) Shared power to vote or direct the vote:                          9,231,987

(iii) Sole power to dispose or direct the disposition of:                      0

(iv) Shared power to dispose or direct the disposition of:             9,231,987

Item 5.           Ownership of Five Percent or Less of a Class:

                  This Item 5 is not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person:

                  This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

                  See disclosure in Item 2 hereof.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10.          Certification:

                  By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                               Page 7 of 7 Pages



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2008                    GLENVIEW CAPITAL MANAGEMENT, LLC


                                           By:
                                                /s/ Lawrence M. Robbins
                                                -----------------------
                                           Name: Lawrence M. Robbins
                                           Title: Chief Executive Officer


Date: February 14, 2008                    LAWRENCE M. ROBBINS


                                           /s/ Lawrence M. Robbins
                                           -----------------------